                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                             ----------------------


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           National Auto Credit, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.05 per share
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                         (Title of Class of Securities)

                                   632900 10 6
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                                 (CUSIP Number)

                            William S. Banowsky, Jr.
                         600 Congress Avenue, Suite 1400
                                Austin, TX 78701
                                 (512) 340-7800
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 20, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))


                                     Page 1
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CUSIP No.         632900 10 6
          --------------------------

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          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              William S. Banowsky, Jr.
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS
          PF
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
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                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                                      431,350
               BENEFICIALLY                 ------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                                    0
                  PERSON                    ------------------------------------
                   WITH                     9       SOLE DISPOSITIVE POWER

                                                              431,350
                                            ------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                              0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          431,350
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                             [ ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          5.5%
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14        TYPE OF REPORTING PERSON

          IN
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                                     Page 2
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ITEM 1.           SECURITY AND ISSUER

         The name of the Issuer is National Auto Credit, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 555 Madison Avenue, 29th Floor, New York, NY 10022. The class of equity securities to which this schedule relates is the Issuer's common stock, par value $.05 per share (the "Common Stock").

ITEM 2.           IDENTITY AND BACKGROUND

         William S. Banowsky, Jr. (the "Reporting Person") is the Chief Executive Officer of Magnolia Pictures Co. The Reporting Person's principal business address is 600 Congress Avenue, Suite 1400, Austin, TX 78701.

         During the past five years the Reporting Person has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a United States citizen.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person has acquired the shares of Common Stock in various open market transactions consummated since September 12, 2002, using personal funds. The most recent acquisition occurred on December 20, 2002, wherein the Reporting Person purchased 60,000 shares of the Common Stock for an aggregate purchase price of $8414.00. Such acquisition was made with personal funds of the Reporting Person.

ITEM 4.           PURPOSE OF TRANSACTION

         The Reporting Person acquired the Common Stock for investment purposes. As of the date of this filing, the Reporting Person has no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;


                                     Page 3
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         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Act; or

         (j) Any act similar to any of those enumerated above.

         The Reporting Person reserves the right to change the purpose of his investment, and to acquire or dispose of shares of Common Stock, at any time.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER

         (a) The aggregate number of shares of the Common Stock beneficially owned by the Reporting Person is 431,350 shares, representing 5.5% of the total outstanding shares.

         (b) Of the Common Stock beneficially owned by the Reporting Person, the Reporting Person has sole voting and dispositive power.

         (c) See Item 3. In addition, see Schedule I attached hereto for information with respect to acquisitions of Common Stock made by the Reporting Person within 60 days prior to the transaction reported in Item 3.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         None.


                                     Page 4
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                                   SCHEDULE I

                         ACQUISITION OF COMMON STOCK OF
                           NATIONAL AUTO CREDIT, INC.

                       TRANSACTION DATE                   QUANTITY                   PRICE PER SHARE
         ----------------------------------------------  ----------                  ---------------
         11 Dec 2002                                        264,250                        0.16

         26 Nov 2002                                          4,982                        0.14

         25 Nov 2002                                             18                        0.14

         21 Nov 2002                                          3,000                        0.14

         20 Nov 2002                                          2,000                        0.14

         15 Nov 2002                                          1,784                        0.14

         14 Nov 2002                                            400                        0.14

         29 Oct 2002                                            500                        0.14

         25 Oct 2002                                          1,800                        0.14

         21 Oct 2002                                          5,000                        0.15

         17 Oct 2002                                            500                        0.12



                                      S-1
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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   1/2/03                      /s/ W. S. Banowsky
     ------------                 -----------------------------
                                  William S. Banowsky, Jr.